EXHIBIT 99.2

THIRD SUPPLEMENTAL NOTE INDENTURE

This Third Supplemental Note Indenture is entered into as of the 21st day of February, 2012 between:

NAL ENERGY CORPORATION, a corporation incorporated under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under federal the laws of Canada having an office in the City of Calgary, in the Province of Alberta, in its capacity as debenture trustee under a note indenture dated August 28, 2007, as amended and restated on December 31, 2010, with the Corporation (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS the Corporation and the Debenture Trustee entered into a note indenture dated August 28, 2007, as amended by a first supplemental note indenture dated December 3, 2009 and as further amended and restated by a second supplemental note indenture dated December 31, 2010, to provide for the creation and issuance of debentures (the note indenture, as so amended and restated, the "Indenture");

AND WHEREAS Section 16.1 of the Indenture provides that the Debenture Trustee may enter into indentures supplemental to the Indenture;

AND WHEREAS the Corporation has determined to create and issue 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 (the "Third Debentures") and to enter into this third supplemental note indenture (the "Third Supplemental Indenture") with the Debenture Trustee to provide for such creation and issuance of Third Debentures;

AND WHEREAS the Corporation is not in default under the Indenture;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Third Supplemental Indenture, to make the same effective and binding upon the Corporation, and to make the Third Debentures, when certified by the Debenture Trustee and issued as provided in the Indenture and this Third Supplemental Indenture, legal, valid and binding obligations of the Corporation in accordance with the laws relating to the Corporation and with the benefit of and subject to the terms of the Indenture and this Third Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Indenture.  In this Third Supplemental Indenture and in the Third Debentures, unless there is something in the subject matter or context inconsistent therewith, the following words or expressions shall have the following meanings, namely:

(a)
"Applicable Period" means, for each regular cash dividend or distribution, the period announced by the board of directors of the Corporation in respect of which such dividend or distribution is payable.  As of the date hereof, the Applicable Period is one month.  If, however, the Corporation announces a regular quarterly, semi-annual or annual dividend or distribution, then the Applicable Period will be deemed to be the related quarterly, semi-annual or annual period;

(b)
"Cash Change of Control" means a Change of Control in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter's appraisal rights; (ii) trust units, limited partnership units or other participating equity securities of a trust, limited partnership or similar entity; (iii) equity securities that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iv) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange;

(c)	"Cash Change of Control Conversion Period" has the meaning ascribed thereto in Section 2.2(k)(i);

(d)
"Change of Control", in respect of the Third Debentures, means the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control of or direction over an aggregate of 50% or more of the outstanding Common Shares or securities convertible into or carrying the right to acquire Common Shares; provided that immediately upon consummation or completion of such transaction(s), the acquisition by any Person or group of Persons acting jointly or in concert, of voting control of or direction over an aggregate of 50% or more of the outstanding equity interests in the new parent or securities convertible into or carrying the right to acquire equity interests in the new parent shall constitute a "Change of Control";

(e)	"Change of Control Notice" has the meaning ascribed thereto in Section 2.2(j)(i);

(f)	"Conversion Price" has the meaning ascribed thereto in Section 2.2(f);

(g)	"Effective Date" has the meaning ascribed thereto in Section 2.2(k)(i);

(h)	"Initial Dividend Threshold" means $0.05 per Common Share in respect of a monthly Applicable Period, proportionally adjusted in the case of an Applicable Period that is not one month (which would be $0.15 per Common Share for a quarterly dividend or distribution, $0.30 per share for a semi-annual dividend or distribution or $0.60 per Common Share for an annual dividend or distribution);

(i)	"Make Whole Premium" has the meaning ascribed thereto in Section 2.2(k)(i);

(j)	"Make Whole Premium Shares" has the meaning ascribed thereto in Section 2.2(k)(ii);

(k)	"Maturity Date" has the meaning ascribed thereto in Section 2.2(b);

(l)	"90% Redemption Right" has the meaning ascribed thereto in Section 2.2(j)(ii);

(m)	"Offer" has the meaning ascribed thereto in Section 2.2(j)(i);

(n)	"Offer Price" has the meaning ascribed thereto in Section 2.2(j)(i);

(o)	"Stock Price" has the meaning ascribed thereto in Section 2.2(k)(ii); and

(p)	"Total Offer Price" has the meaning ascribed thereto in Section 2.2(j)(i).

1.2	Amendments to Indenture

This Third Supplemental Indenture is supplemental to the Indenture and the Indenture and this Third Supplemental Indenture shall hereafter be read together and shall have effect with respect to the Third Debentures, so far as practicable, as if all the provisions of the Indenture and this Third Supplemental Indenture were contained in one instrument.  The Indenture is and shall remain in full force and effect with regards to all matters governing the Initial Debentures and the Second Debentures, and with regards to all matters governing the Third Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Third Supplemental Indenture.  Notwithstanding the foregoing, in the event of any inconsistency between the provisions of this Third Supplemental Indenture and the provisions of the Indenture in relation to the Third Debentures, the provisions of this Third Supplemental Indenture shall prevail.  Any references in this Third Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Third Supplemental Indenture unless otherwise qualified.

ARTICLE 2
THE THIRD DEBENTURES

2.1	Creation and Designation

There is hereby authorized to be issued under the Indenture a series of Debentures designated as 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017.  The Third Debentures shall have the terms set forth in this Article 2 and be subject to the applicable provisions of the Indenture, as supplemented by this Third Supplemental Indenture.

2.2	Form and Terms of the Third Debentures

(a)
The Third Debentures authorized for issue immediately are limited to an aggregate principal amount of $150,000,000 and shall be designated as "6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017".

(b)	The Third Debentures shall be dated as of February 21, 2012 and shall mature on March 31, 2017 (the "Maturity Date").

(c)
The Third Debentures shall bear interest from the date of issue at the rate of 6.25% per annum, payable semi-annually in arrears on March 31 and September 30 in each year, the first such payment to fall due on September 30, 2012 and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date of the Third Debentures or the earlier Redemption Date of the Third Debentures), subject as herein provided, to fall due on March 31, 2017 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually.  For certainty, subject to adjustment as herein provided, the first interest payment will include interest accrued from and including February 21, 2012 to, but excluding, September 30, 2012, which will be equal to $38.0137 for each $1,000 principal amount of the Third Debentures.

(d)
The Third Debentures will be redeemable at the option of the Corporation directly or through one of its affiliates in accordance with the terms of Article 4 of the Indenture, provided that the Third Debentures will not be redeemable prior to March 31, 2015, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined in the Indenture and this Third Supplemental Indenture.  On or after March 31, 2015 and prior to the Maturity Date, provided that the Current Market Price on the date immediately preceding the date on which the Redemption Notice is given is not less than 125% of the Conversion Price, the Third Debentures may be redeemed at the option of the Corporation, in whole or in part, from time to time, on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,000 per $1,000 principal amount of the Third Debentures.

The Redemption Notice for the Third Debentures shall be substantially in the form of Schedule B to this Third Supplemental Indenture.  In connection with the redemption of the Third Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 of the Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Third Debentures to be redeemed by issuing and delivering to the holders of such Third Debentures such number of Freely Tradeable Common Shares as is obtained by dividing the aggregate Redemption Price by 95% of the Current Market Price in effect on the Redemption Date.  If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

Interest accrued and unpaid on the Third Debentures to but excluding the Redemption Date, if any, will be paid to holders of the Third Debentures, in cash, in the manner contemplated in Section 4.5 of the Indenture.

(e)
The Third Debentures, including the payment of the principal thereof and interest thereon, will be subordinated to the prior payment in full of all Senior Indebtedness in accordance with the provisions of Article 5 of the Indenture.

(f)
Upon and subject to the provisions and conditions of Article 6 of the Indenture, the holder of each Third Debenture shall have the right, prior to the close of business on the earlier of: (i) the Business Day immediately preceding the Maturity Date of the Third Debentures; (ii) if called for redemption in accordance with Sections 2.2(d) of this Third

Supplemental Indenture and 4.3 of the Indenture or Section 2.2(j) of this Third Supplemental Indenture, the Business Day immediately preceding the Redemption Date specified by the Corporation in the Redemption Notice given to the holders of Third Debentures; or (iii) if called for repurchase pursuant to Section 2.2(j) of this Third Supplemental Indenture, the Business Day immediately preceding the date specified by the Corporation for repurchase of the Third Debentures by notice to the holders of Third Debentures (the earlier of which will be the "Time of Expiry" for the purposes of Article 6 of the Indenture in respect of the Third Debentures), to convert the whole, or any part which is $1,000 or an integral multiple thereof, of the principal amount of a Third Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion.  The conversion notice for the Third Debentures shall be substantially in the form of Schedule D to this Third Supplemental Indenture.  To the extent a redemption or repurchase is a redemption or repurchase in part only of the Third Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Third Debentures not redeemed, repurchased or converted and be applicable to the next succeeding Time of Expiry.

The conversion price in effect on the date hereof for each Common Share to be issued upon the conversion of Third Debentures shall be equal to $9.90 (the "Conversion Price"), such that approximately 101.0101 Common Shares shall be issued for each $1,000 principal amount of Third Debentures so converted.  Except as provided below, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on the Third Debentures surrendered for conversion; however, holders converting their Third Debentures will receive an amount in cash equal to any accrued but unpaid interest from the most recently completed Interest Payment Date to but excluding the Date of Conversion in accordance with Section 6.4(e) of the Indenture.

The Conversion Price applicable to and the Common Shares, securities or other property receivable on the conversion of the Third Debentures is subject to adjustment pursuant to the provisions of Section 6.5 of the Indenture.  In addition, if and whenever at any time prior to the Time of Expiry, the Corporation shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Common Shares in respect of any Applicable Period that exceeds the Initial Dividend Threshold, the Conversion Price in respect of the Third Debentures shall be adjusted immediately after such record date so that it shall be equal to the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the denominator shall be the Current Market Price per Common Share on such record date and of which the numerator shall be the Current Market Price per Common Share on such record date minus the amount in cash per Common Share distributed to holders of Common Shares in excess of the Initial Dividend Threshold.  Such adjustment shall be made successively whenever such a record date is fixed.  To the extent that any such cash dividend or distribution is not paid, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed.  The adjustments provided for in this Section 2.2(f) and Section 6.5 of the Indenture are cumulative and shall apply to successive dividends or distributions resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments which by reason of this Section 2.2(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment pursuant to this Section 2.2(f) or Section 6.5 of the Indenture.  Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Third Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in this Section 2.2(f) if the holders of the Third Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Third Debentures prior to the effective date or record date, as the case may be, of such event.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Section 2.2(f), deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall forthwith give notice to the Debentureholders in the manner provided in Section 14.2 of the Indenture specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice otherwise than under this Section 2.2(f) covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 2.2(f).

Notwithstanding any other provisions of the Indenture or this Third Supplemental Indenture, if a Third Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person entitled to receive Common Shares in respect of the Third Debenture so surrendered for conversion shall not become the holder of record of such Common Shares until the Business Day following such Interest Payment Date.

(g)
On maturity of the Third Debentures, the Corporation may, at its option and subject to the provisions of Section 4.10 of the Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Third Debentures by issuing and delivering to such holders of Third Debentures Freely Tradeable Common Shares pursuant to the provisions of Section 4.10 of the Indenture.  If the Corporation elects to exercise such option, it shall deliver a maturity notice (the "Maturity Notice") to the holders of the Third Debentures substantially in the form of Schedule C to this Third Supplemental Indenture.  Interest accrued and unpaid on the Third Debentures on the Maturity Date will be paid to the holders thereof in cash, subject to Section 10.1 of the Indenture.

(h)
The Third Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000.  Each Third Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued substantially in the form set out in Schedule A to this Third Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Third Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture or this Third Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Corporation, as conclusively evidenced by its execution of a Third Debenture.  Each Third Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve.  Notwithstanding the foregoing, a Third Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of the Corporation, or as specified in an Officers' Certificate.  The Third Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Third Debentures shall be issued as a Global Debenture and the Global Debenture will be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository).  No beneficial holder will receive definitive certificates representing their interest in Third Debentures except as provided in Section 3.2 of the Indenture.  A Global Debenture may be exchanged for Third Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2 of the Indenture.

(i)
Upon and subject to the terms and conditions of Article 10 of the Indenture, the Corporation may elect, from time to time, to satisfy its Interest Obligation on the Third Debentures on any Interest Payment Date (on or redemption, repurchase or maturity) by delivering Freely Tradeable Common Shares to the Debenture Trustee.

(j)
Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.2(j), the Corporation shall be obligated to offer to purchase the Third Debentures.  The terms and conditions of such obligation are set forth below:

(i)
Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Third Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Change of Control Notice") together with an offer in writing (the "Offer") to purchase, in whole or in part, all of the then outstanding Third Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 100% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest on such Third Debentures up to, but excluding, the date of acquisition by the Corporation or a related party of such Third Debentures (collectively, the "Total Offer Price").

(ii)
If 90% or more in aggregate principal amount of the Third Debentures outstanding on the date the Corporation provides the Change of Control Notice and the Offer to holders of the Third Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Corporation shall have the right (but not the obligation) upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem all of the Third Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "90% Redemption Right").

(iii)
Upon receipt of notice that the Corporation shall exercise the 90% Redemption Right, the Debenture Trustee shall promptly provide written notice to all holders of Third Debentures that did not previously accept the Offer that:

(A)
the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Third Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)
each such holder must transfer their Third Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Third Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)
the rights of such holder under the terms of the Third Debentures, the Indenture and this Third Supplemental Indenture cease effective as of the date of expiry of the Offer provided the Corporation has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Third Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Third Debentures in accordance with the Indenture.

(iv)
The Corporation shall, on or before 11:00 a.m., Calgary Time, on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Third Debentures to be purchased or redeemed by the Corporation on the expiry of the Offer, provided the Corporation may elect to satisfy this requirement as to the deposit of money by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.2(j)(iv) post-dated to the date of expiry of the Offer.  The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption.  Every such deposit shall be irrevocable.  From the sums or consideration so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Third Debentures the Total Offer Price to which they are entitled on the Corporation's purchase or redemption.

(v)
In the event that one or more of such Third Debentures being purchased or redeemed in accordance with this Section 2.2(j) becomes subject to purchase or redemption in part only, upon surrender of such Third Debentures for payment of the Total Offer Price, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Third Debentures for the portion of the principal amount of the Third Debentures not purchased or redeemed.

(vi)
Third Debentures for which holders have accepted the Offer and Third Debentures which the Corporation has elected to redeem in accordance with this Section 2.2(j) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Third Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Third Debentures shall have been deposited as provided in this Section 2.2(j) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Third Debentures shall cease.  If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)
In case the holder of any Third Debenture to be purchased or redeemed in accordance with this Section 2.2(j) shall fail on or before the date of expiry of the Offer to so surrender such holder's Third Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's Third Debenture.  In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on the Third Debentures issued hereunder shall remain so deposited for a period of three years less one day from the date of expiry of the Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Third Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof, except to obtain the payment of the money due from the Corporation, subject to any limitation period provided by the laws of Alberta.  Notwithstanding the foregoing, the Debenture Trustee will remit any remaining funds deposited hereunder prior to the expiry of three years less one day after the date of expiry of the Offer to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds.  If the remaining funds are paid to the Corporation prior to the expiry of three years less one day after the date of expiry of the Offer, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Third Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Corporation but prior to three years less one day after the date of expiry of the Offer and such letter of credit shall be reduced to the extent of the amount of each reimbursement.

(viii)
Subject to the provisions above related to Third Debentures purchased in part, all Third Debentures redeemed or purchased under this Section 2.2(j) shall forthwith be delivered to the Debenture Trustee and cancelled and no Third Debentures shall be issued in substitution therefor.

(ix)	The Corporation will publicly announce the results of the purchases or redemptions made pursuant to Section 2.2(j) as soon as practicable after the date of expiry of the Offer.

(x)	The Corporation will comply with all Applicable Securities Legislation in the event that the Corporation is required or elects to purchase or redeem Third Debentures pursuant to Section 2.2(j).

(k)	In addition to the requirements of Section 2.2(j) in respect of a Change of Control, the following provisions shall apply in respect of the occurrence of a Cash Change of Control:

(i)
In the event of the occurrence of a Cash Change of Control, then subject to regulatory approval, during the period (the "Cash Change of Control Conversion Period") beginning 10 trading days before the anticipated effective date of the Change of Control (the "Effective Date") and ending on the date that is 30 days after the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of Third Debentures in accordance with Section 2.2(j), holders of the Third Debentures will be entitled to convert their Third Debentures, in whole or in part, and receive, in addition to the number of Common Shares (or cash or other property or securities in substitution therefor) that such holders are entitled to receive upon such conversion in accordance with the provisions and conditions of Sections 2.2(f) and 2.2(k)(v) and (vi) of this Third Supplemental Indenture and Article 6 of the Indenture, an additional number of Common Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of Third Debentures converted as set forth below (the "Make Whole Premium").

(ii)
The number of additional Common Shares per $1,000 principal amount of Third Debentures constituting the Make Whole Premium (the "Make Whole Premium Shares") shall be determined by reference to the table following subsection (iii) below, based on the Effective Date and the price (the "Stock Price") paid per Common Share in the transaction constituting the Change of Control.  If holders of Common Shares receive only cash in the transaction constituting the Change of Control, the Stock Price shall be the cash amount paid per Common Share.  Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date.  Notwithstanding the foregoing, in no circumstances can the effective Conversion Price (calculated by dividing $1,000 by the number of Common Shares issuable upon conversion, including the maximum number of Make Whole Premium Shares hereunder) be less than $6.15 (being the maximum permitted discounted price permitted by the Toronto Stock Exchange), prior to any adjustments that may be made to the Stock Price to correspond to an adjustment to the Conversion Price under this Third Supplemental Indenture.

(iii)
The following table shows the number of Make Whole Premium Shares for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per $1,000 principal amount of Third Debentures.  For the avoidance of doubt, the Corporation shall not be obliged to pay the Make Whole Premium otherwise than by issuance of Common Shares upon conversion of the Third Debentures in accordance with the provisions and conditions of Section 2.2(f) of this Third Supplemental Indenture and Article 6 of the Indenture.  If the Stock Price or Effective Date are not set forth on the table then:

(A)
if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Make Whole Premium Shares will be determined by a straight-line interpolation between the Make Whole Premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

(B)	if the Stock Price on the Effective Date exceeds $25.00 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero; and

(C)	if the Stock Price on the Effective Date is less than $7.00 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero.

	Effective Date of Change of Control
Stock Price ($)	February 21, 2012	March 31, 2013	March 31, 2014	March 31, 2015	March 31, 2016	March 31, 2017
7.00	41.847	41.847	41.847	41.847	41.847	41.847
7.50	33.944	33.760	32.323	32.323	32.323	32.323
8.00	28.298	27.681	25.723	23.990	23.990	23.990
8.50	23.635	22.652	20.452	18.271	16.637	16.637
9.00	19.774	18.508	16.122	13.713	10.426	10.101
9.50	16.589	15.124	12.626	10.013	6.900	4.253
9.90	14.433	12.858	10.319	7.534	4.712	0.000
10.50	11.747	10.079	7.559	4.543	2.343	0.000
11.00	9.914	8.219	5.772	2.619	1.019	0.000
12.00	7.064	5.398	3.182	0.000	0.000	0.000
13.00	5.103	3.565	1.703	0.000	0.000	0.000
15.00	2.731	1.533	0.376	0.000	0.000	0.000
17.50	1.334	0.525	0.000	0.000	0.000	0.000
20.00	0.698	0.164	0.000	0.000	0.000	0.000
25.00	0.258	0.000	0.000	0.000	0.000	0.000

(iv)
The Stock Prices set forth in the first column of the table above will be adjusted as of any date on which the Conversion Price of the Third Debentures is adjusted.  The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the denominator of which is the Conversion Price immediately prior to the adjustment giving rise to the Stock Price adjustment and the numerator of which is the Conversion Price as so adjusted.  The number of additional Make Whole Premium Shares set forth in the table above will be adjusted in the same manner as the Conversion Price as set forth in Section 6.5 of the Indenture and Section 2.2(f) of this Third

Supplemental Indenture, other than by operation of an adjustment of the Conversion Price by adding the Make Whole Premium as described above.

(v)
Notwithstanding the foregoing, if the Date of Conversion of any Third Debentures occurs during the period beginning on the 10th trading day prior to the Effective Date and ending at the close of business on the Effective Date, the holders of such Third Debentures shall, on conversion of their Third Debentures, only be entitled to receive that number of Make Whole Premium Shares (as may be adjusted pursuant to Section 6.5 of the Indenture and Section 2.2(f) of this Third Supplemental Indenture) on the Business Day immediately following the Effective Date and, for greater certainty, only if the Change of Control occurs.

(vi)
The Make Whole Premium Shares shall be deemed to have been issued upon conversion of Third Debentures on the Business Day immediately following the Effective Date. Section 6.5 of the Indenture and Section 2.2(f) of this Third Supplemental Indenture shall apply to such conversion and, for greater certainty, the former holders of Third Debentures in respect of which the Make Whole Premium Shares are issuable shall be entitled to receive and shall accept, in lieu of the Make Whole Premium Shares, the number of shares or other securities or cash or other property of the Corporation or of the Person or other entity resulting from the transaction that constitutes the Cash Change of Control that such holders would have been entitled to receive if such holders had been the registered holders of the applicable number of Make Whole Premium Shares on the Effective Date.

(vii)
Except as otherwise provided in this Section 2.2(k), all other provisions of the Indenture and this Third Supplemental Indenture applicable to a conversion of Third Debentures shall apply to a conversion of Third Debentures during the Cash Change of Control Conversion Period.

(l)
The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.6(b), (c) and (d) of the Indenture with respect to the Third Debentures prior to the issuance of the Third Debentures.

ARTICLE 3
ADDITIONAL MATTERS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Third Supplemental Indenture, is in all respects confirmed.

3.2	Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Third Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Governing Law

This Third Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Third Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Third Supplemental Indenture and carry out its provisions.

3.5	Counterparts and Formal Date

This Third Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of February 21, 2012.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NAL ENERGY CORPORATION

Per:	(signed) "Andrew B. Wiswell"

Per:	(signed) "Keith A. Steeves"

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) "Nazim Nathoo"

Per:	(signed) "Laura Leong"

SCHEDULE "A"

TO THE THIRD SUPPLEMENTAL NOTE INDENTURE BETWEEN

NAL ENERGY CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF THIRD DEBENTURE

SCHEDULE "A"

[TO BE ADDED TO ANY GLOBAL DEBENTURE: This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof.  This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture.  Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depositary Services Inc. ("CDS") to NAL Energy Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

[TO BE ADDED TO ANY U.S. DEBENTURE: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR U.S. STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF NAL ENERGY CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO NAL ENERGY CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S") AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO NAL ENERGY CORPORATION MUST FIRST BE PROVIDED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX.  IF NAL ENERGY CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF STOCK EXCHANGES IN CANADA, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT FOR THESE SECURITIES, OR SUCH OTHER ORGANIZATION OR ENTITY PERFORMING SUCH FUNCTION FOR NAL ENERGY CORPORATION (THE "TRANSFER AGENT") UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND NAL ENERGY CORPORATION, AND, IF SO REQUIRED BY THE TRANSFER AGENT, AN OPINION OF COUNSEL TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.]

CUSIP/ISIN:  62875EAC5/CA 62875EAC53
[U.S. GLOBAL DEBENTURES: CUSIP/ISIN:  62875EAD3/CA 62875EAD37]

No. •	$•

NAL ENERGY CORPORATION

(A corporation incorporated under the laws of Alberta)

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE MARCH 31, 2017

NAL ENERGY CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and, subject to the provisions of the note indenture dated as of August 28, 2007, as amended and supplemented by a first supplemental indenture dated December 3, 2009, as further amended and restated by a second supplemental indenture dated December 31, 2010 (the note indenture, as so amended and restated, being defined herein as the "Original Indenture"), and as further amended and supplemented by a third supplemental note indenture (the "Third Supplemental Note Indenture") dated February 21, 2012 (the Original Indenture as amended and supplemented by the Third Supplemental Note Indenture being referred to herein as the "Indenture") between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee") promises to pay to the registered holder hereof on March 31, 2017 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of • in lawful money of Canada on presentation and surrender of this 6.25% Convertible Unsecured Subordinated Debenture due March 31, 2017 (the "Third Debenture") at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture.  The Third Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.25% per annum, in like money, in arrears in semi-annual instalments (less any tax required by law to be deducted) on March 31 and September 30 in each year commencing on September 30, 2012 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.  For certainty, the first interest payment will include interest accrued from February 21, 2012 to, but excluding, September 30, 2012, which will be equal to $38.0137 for each $1,000 principal amount of the Third Debentures.  Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Third Debenture.

This Third Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture.  The Third Debentures authorized for issue immediately are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada.  Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Third Debentures are or are to be issued and held and the rights and remedies of the holders of the Third Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Third Debenture by acceptance hereof assents.

The Third Debentures are issuable only in denominations of $1,000 and integral multiples thereof.  Upon compliance with the provisions of the Indenture, Third Debentures of any denomination may be exchanged for an equal aggregate principal amount of Third Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal amount of this Third Debenture, provided that the principal amount of this Third Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Third Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario at any time prior to the close of business on the Maturity Date or, if this Third Debenture is called for redemption or repurchase on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption or repurchase of this Third Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends on Common Shares issuable upon conversion) at a conversion price of $9.90 (the "Conversion Price") per Common Share, being a conversion rate of approximately 101.0101 Common Shares for each $1,000 principal amount of Third Debentures so converted, all subject to the terms and conditions and in the manner set forth in the

Indenture.  The Indenture provides for adjustment of the Conversion Price in the events therein specified.  No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  Except as set forth in the Indenture, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends on Common Shares issuable upon conversion or for interest accrued on Third Debentures surrendered for conversion.  Holders converting their Third Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The Third Debentures will be redeemable in accordance with the terms of Article 4 of the Original Indenture and Article 2 of the Third Supplemental Note Indenture, provided that the Third Debentures will not be redeemable prior to March 31, 2015, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein.  On or after March 31, 2015 and prior to maturity, the Third Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a price equal to $1,000 per $1,000 principal amount of Third Debentures plus accrued and unpaid interest, if any, provided that the Current Market Price on the date immediately preceding the date on which the Redemption Notice is given is not less than 125% of the Conversion Price.  The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase, in whole or in part, all of the Third Debentures at a price equal to 100% of the principal amount of such Third Debentures plus accrued and unpaid interest up to, but excluding, the date the Third Debentures are so repurchased (the "Offer").  If 90% or more of the principal amount of all Third Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding Third Debentures on the same date and at the same price.  Subject to regulatory approval, upon the occurrence of a Cash Change of Control, during the Cash Change of Control Conversion Period, holders of Third Debentures will be entitled to convert their Third Debentures, in whole or in part, and receive an additional number of Common Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of Third Debentures as set forth in the Indenture.

If a takeover bid for the Third Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all of the Third Debentures (other than Third Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Third Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Third Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Third Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount and premium (if any) of this Third Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Third Debenture, and by all other Third Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Common Shares to any holder of Third Debentures will be reduced by the amount of applicable withholding tax, if any.  The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Third Debenture or the Indenture.

This Third Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Debenture Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate.  No transfer of this Third Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Third Debenture for cancellation.  Thereupon a new Third Debenture or Third Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Third Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Third Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Third Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF NAL ENERGY CORPORATION has caused this Third Debenture to be signed by its authorized representatives as of the 21st day of February, 2012.

NAL ENERGY CORPORATION

Per:

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Third Debenture is one of the 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
February 21, 2012	CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto, _________________,whose address and social insurance number, if applicable, are set forth below, this Third Debenture (or $__________________ principal amount hereof*) of NAL ENERGY CORPORATION standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Third Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Third Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Third Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Third Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Third Debenture is transferable only in its entirety) to be transferred.

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Third Debenture in every particular without alteration or any change whatsoever.  The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or major Canadian trust company or by a member of an acceptable Medallion Guarantee Program.  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Third Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Third Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

NAL ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE MARCH 31, 2017

Initial Principal Amount: •

CUSIP/ISIN:  62875EAC5/CA 62875EAC53
[U.S. GLOBAL DEBENTURES: CUSIP/ISIN:  62875EAD3/CA 62875EAD37]

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE FIRST SUPPLEMENTAL NOTE INDENTURE BETWEEN

NAL ENERGY CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

NAL ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE MARCH 31, 2017

REDEMPTION NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 (the "Debentures") of NAL Energy Corporation (the "Corporation")

And To:	Computershare Trust Company of Canada

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the note indenture dated as of August 28, 2007, as amended and supplemented by a first supplemental indenture dated December 3, 2009, as further amended and restated by a second supplemental indenture dated December 31, 2010 (the note indenture, as so amended and restated, being defined herein as the "Original Indenture"), and as further amended and supplemented by a third supplemental note indenture (the "Third Supplemental Note Indenture") dated February 21, 2012 (the Original Indenture as amended and supplemented by the Third Supplemental Note Indenture being referred to herein as the "Indenture") between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee") that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
600, 530 -8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation and surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less applicable withholding taxes, if any) to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED: •

NAL ENERGY CORPORATION

Per:

SCHEDULE "C"

TO THE THIRD SUPPLEMENTAL NOTE INDENTURE BETWEEN

NAL ENERGY CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

C-1

SCHEDULE "C"

Form of Maturity Notice

NAL ENERGY CORPORATION

6.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE MARCH 31, 2017

MATURITY NOTICE

To:	Holders of 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 (the "Debentures") of NAL Energy Corporation (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the note indenture dated as of August 28, 2007, as amended and supplemented by a first supplemental indenture dated December 3, 2009, as further amended and restated by a second supplemental indenture dated December 31, 2010 (the note indenture, as so amended and restated, being defined herein as the "Original Indenture"), and as further amended and supplemented by a third supplemental note indenture (the "Third Supplemental Note Indenture") dated February 21, 2012 (the Original Indenture as amended and supplemented by the Third Supplemental Note Indenture being referred to herein as the "Indenture") between the Corporation and Computershare Trust Company of Canada (the "Debenture Trustee") that the Debentures are due and payable as of the Maturity Date and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount and premium (if any) of the Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less applicable tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery (less applicable withholding taxes, if any) to and on account of the holders of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED: •

NAL ENERGY CORPORATION

Per:

C-2

SCHEDULE "D"

TO THE THIRD SUPPLEMENTAL NOTE INDENTURE BETWEEN

NAL ENERGY CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

D-1

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE

TO:	NAL ENERGY CORPORATION

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.25% Convertible Unsecured Subordinated Debentures due March 31, 2017 bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of NAL Energy Corporation issuable upon conversion (net of applicable withholding taxes, if any) be issued and delivered to the Person indicated below.  (If Common Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated	(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:
If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 chartered bank, a major Canadian trust company or by a member of an acceptable Medallion Guarantee Program.  The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

D-2